CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005

INTRODUCTION

Management’s Discussion and Analysis (“MD&A”) reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the “Corporation”).  The MD&A should be read in conjunction with the December 31, 2004 Year End Report and news releases issued by the Corporation during the period January 1, 2005 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F1 - Management’s Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly, 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.   ETG treatments are presently available in a number of countries throughout the world.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The aforementioned peer reviewed medical journal articles can be viewed on the Corporation’s website: http://www.current-technology.com.

The Corporation has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  Distributors in Metro New York City, New Jersey, North Carolina and Florida are offering CTG and it will soon be available in additional markets.

The MD&A contains forward-looking statements concerning the Corporation’s business operations, and financial performance and condition.  When used in the MD&A the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation’s control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

OVERALL PERFORMANCE

Statement of Loss and Deficit:  Revenue in the first nine months of 2005 increased $297,062 (190%) from $156,411 in 2004 to $453,473 in 2005.  Total expenses increased $165,982 (14%) from $1,208,981 in 2004 to $1,374,963 in 2005.  As a result of the $297,062 increase in revenue and $165,982 increase in expenses, the net loss decreased $131,080 (12%) from $1,052,570 in 2004 to $921,490 in 2005.

The decrease in net loss of $131,080 was primarily a result of the following factors: the write-off of $85,000 of patents, licences and rights (included in amortization) reflecting the results of an impairment analysis under SFAS 144 which determined that the net present value  of projected future cash flow was sufficiently uncertain to warrant the write down of the asset to zero; an increase in consulting of $14,400; a foreign exchange recovery of $165,415 versus a recovery of $22,306 in 2004; an increase in interest expense of $15,502;  an increase in legal, accounting and filing fees of $63,311 reflecting the completion of the Forbearance Agreement with the Corporation’s largest shareholder Keith Denner; an increase in manufacturing of $212,710 and marketing of $61,293 reflecting the higher level of sales; and product development expenses of $25,122.  The foregoing amounts were offset by decreases in public relations of $14,627, regulatory of $12,729, research report of $65,400, stock based compensation of $49,470, tests and studies of $17,391, travel of $13,245 and the revenue increase of $297,062.

Revenue for the current three month period (i.e. the third quarter) increased $136,386 from $11,240 in 2004 to $147,626 in 2005.  Total expenses decreased $119,500 (27%) from $449,984 in 2004 to $330,484 in 2005.  As a result of the $136,386 increase in revenue and $119,500 decrease in expenses, the net loss decreased $255,886 (58%) from $438,744 in 2004 to $182,858 in 2005.

The dominant distinguishing differences in the third quarter between 2005 and 2004 were:  the availability of units for sale in 2005 versus 2004 when there were no units remaining in inventory; a significant increase in foreign exchange recovery; a decrease in investor relations activity; and an increase in manufacturing reflecting the enhanced level of sales.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

Balance Sheet:  The working capital deficiency decreased significantly from $1,287,023 at December 31, 2004 to $345,744 at September 30, 2005, for a total decrease of $941,279. This decrease in working capital deficiency was a result of three factors: the conversion of a $347,028 convertible promissory note to equity; the restructuring of a promissory note of $881,632 to a convertible promissory note due January 2007 (offset by the addition of $133,363 of inventory financing in 2005); and a decrease in both current assets of $248,997 and unearned revenue of $127,603.

The aforementioned decrease in current assets of $248,997 was primarily a result of a decrease in cash of $176,807 and a decrease in accounts receivable of $73,881.

With respect to the capital section of the balance sheet, $420,218 of shares were issued on conversion of the convertible promissory note and $72,205 on settlement of debt; the equity component of the convertible promissory note increased by $98,665 after debt restructuring; and the subscription liability increased by $354,624.  The net effect of these changes was a decrease in the capital deficiency of $42,590 from $1,161,235 on December 31, 2004 to $1,118,645 on June 30, 2005.

Statement of Cash Flows:  The funding of operating activities which resulted in a net outflow of $2,068,312 by net financing activities of $1,922,348 is clearly demonstrated in this statement.

Commentary:   TrichoGenesis platforms are operating in 16 countries around the world:

The Americas Canada United States* Mexico Argentina Chile	Asia Pacific** Korea* Taiwan* Thailand Singapore Australia New Zealand
Europe Ireland Poland Greece Cyprus	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units;  the balance are ElectroTrichoGenesis devices.

**  The distributor has purchased two units for Hong Kong and commencement of operations is anticipated shortly.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

The Americas

United States:  Market testing and evaluation of its proprietary CTG (CosmeticTrichoGenesis) Mark 5 commenced in late August in two BeautyFirst salons and spas located in Wichita, Kansas and Troy, Michigan.  The evaluation is being conducted under the direction of Jason Olcese, President and Chief Executive Officer of Strategic Laser & MedSpas nationwide.  Reporting on results of the evaluation, Mr. Olcese stated on November 14, 2005 “Our customers are starting to see results and they love it.  I would like to see a Mark 5 in every BeautyFirst location; I am looking forward to working out a plan to accomplish this with Current Technology.”  The Corporation has started the process of negotiating the placement of over 50 CTG Mark 5s in BeautyFirst MedSpas nationwide and anticipates completing these negotiations by the end of the year.  BeautyFirst has over 80 locations in 23 states and is growing rapidly.

The distributors for New York and New Jersey are working in a cooperative manner to place CTG Mark 5 units in heavy traffic beauty salons/spas in Metro New York. The distributors are moving CTGs into a number of high profile mall and stand alone locations in New York and New Jersey and have advised the Corporation they will be purchasing new CTG Mark 5s from the units being produced in the most recent round of manufacturing announced July 28, 2005.

Commenting on activities to date, Morris Westfried, MD, Board Certified Dermatologist and president of New York Hair Loss Centers, LLC, the Company's distributor, states "My initial strategy was to create a focal point for product and media awareness in Manhatten which is why I choose a location on West 57th Street. This year, I've observed successful results in both males and females in diverse age groups. That location has served its purpose, and the objective now is to place units in high traffic salon/spa locations where people go for hair related services."

The Corporation has granted interim distribution rights for its proprietary CTG Mark 5 to p6, Inc. (“p6”) based in Media, Pennsylvania.  p6 has purchased three units which have been shipped to beauty salons/spas along the Washington D.C.- Philadelphia, PA corridor.  The interim distribution rights will provide p6 the opportunity to conduct a pilot program and a market evaluation of the CTG Mark 5.

The Corporation and p6 are negotiating a definitive Exclusive Distribution Agreement (“EDA”).  It is anticipated the EDA may be completed by November 30, 2005, such agreement to be effective on or before March 16, 2006 at or near the end of the pilot program and market evaluation.

It is proposed the EDA will include the territory consisting of:  Massachusetts, Rhode Island, Connecticut, Pennsylvania, Ohio, Delaware, Maryland, Washington D.C., Virginia and West Virginia, and New York (excluding New York City and the counties of Rockland, Westchester, Nassau and Suffolk).

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

The Corporation elected not to renew Peter Laitmon’s consulting agreement which expired in September 2005.  Both the BeautyFirst/Strategic Laser & Med Spa and p6 agreements were initiated and completed at the head office level.  The Corporation will continue to operate in a similar manner, until it becomes appropriate to bring someone on full time, rather than in a consulting capacity.

Mexico:  The exclusive distributor for Mexico, Current Image Technology S.A. de C.V. (“CIT”), opened a second ETG (ElectroTrichoGenesis) Treatment Center in Mexico City.  Situated in an historical building in the upscale San Angel district of the capital city, the new location compliments the successful three unit flagship ETG Center in the Polanco district.  Dr. Rosa Corzo, CIT’s president, hosted a grand opening of the new location in July.

Asia Pacific

Singapore:  The Corporation’s distributor, Gromark Consumers Enterprise Pte. Ltd. (“Gromark”) opened its flagship ETG Treatment Center in the Camden Medical Centre during the fourth quarter of 2004.  The busy Camden location serves as both a commercial venue and a training facility for the Asia-Pacific Region.  A second ETG was shipped to the Camden location in April 2005.  Gromark is developing a second location in Singapore’s central business district (“CBD”) and had originally intended to use one of the ETGs in the flagship Camden location for the new CBD operation.  However, due to the high level of activity in the flagship Camden location, Gromark purchased a third ETG for the new CBD facility.  A third location is being planned.

Other:  Gromark has partnered with a very successful local group to develop the dynamic Hong Kong market.  Three TrichoGenesis units have been ordered and paid for in full and two were booked in the third quarter.  A distribution agreement is in place with Gromark for Malaysia and the first two units have been ordered and paid for in full.  Gromark is continuing negotiations with local business associates with the objective of opening the market as quickly as possible.

Europe

France:  Market test and evaluation of its proprietary CTG Mark 5 will be conducted under the direction of internationally recognized hair stylist Mr. Alain Divert at a premier salon located in the heart of Paris, France.  Mr. Divert is President of the France and Mediterranean Region of I.C.D. (L’Association Internationale des Maitres Coiffeurs de Dames), operating under the trade name Intercoiffure Mondial.  Headquartered in Paris, Intercoiffure Mondial (http://www.intercoiffure.net) has 2,300 members representing more than 8000 salons in 42 countries.  Members represent the highest quality in hairdressing worldwide.

Upon successful completion of the evaluation, management will work with Intercoiffure to place CTG Mark 5s with its members in France and other countries around the world.  The first unit is scheduled to be operational in January 2006.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

Poland:  The first ETG Treatment Center opened in Warsaw, Poland this August.  Operating under the name “ETG Terapia,” the Center is located in Warsaw’s prime central business district in close proximity to the Ministry of Finance and the National Bank of Poland.

Other:  Earlier this year, the Corporation announced it had received the CE Medical Mark for its ETG device.  See “Proposed Transactions” for a discussion of the appointment of Anchorage Capital Partners Limited.

Manufacturing

Current Technology has contracted with its prime contractor and lead manufacturer, Sicom Industries Ltd. of Surrey, British Columbia, for twenty TrichoGenesis units.  The run is limited to twenty units because a new gel coat manufacturing process is being employed to produce the main body of the unit.  When the new process is properly integrated into the production cycle, a larger run of units will be ordered.  Delivery of the first units is expected to commence shortly.

RESULTS OF OPERATIONS

The Corporation has four possible sources of revenue:

The sale of ETG (ElectroTrichoGenesis) devices.

The sale of CTG (CosmeticTrichoGenesis) units.

Technology Use Fees (royalties) calculated on the number of treatments generated by ETG devices or the number of sessions generated by CTG units.

Licence fees which could be generated from the sale of rights to particular geographic areas.

Historically the Corporation has generated revenue from the first three sources; to date, no revenue has been generated from the sale of licences.

Current Technology’s equipment is operating in 16 countries and the Corporation believes at least two new markets will be opened in Asia including Malaysia and Hong Kong.  Marketing of CTG units has commenced in the United States.  The Corporation believes significant market opportunities exist for both ETG and CTG.  However, expansion of the number of countries in which ETG devices are operating and, more particularly, rollout of CTG in the United States have been hampered by a shortage of cash which has made it difficult to initiate and sustain marketing efforts and support its distributors.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended December 31, 2003 through September 30, 2005.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation’s management, have been prepared on a basis consistent with the audited annual financial statements.

	2005				2004		2003
Canadian Dollars	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenue	147,626	155,102	150,745	178,830	11,240	50,238	94,933	44,156
Operating loss	182,858	436,233	302,399	706,518	438,744	364,108	249,718	208,242
Net loss	182,858	436,233	302,399	706,518	438,744	364,108	249,718	209,860

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

The Corporation announced recommencement of manufacturing of TrichoGenesis units at the end of June 2004.  This event marked a significant departure from recent years, during which the only units available for sale were reconditioned used units.  The lack of new or used inventory to fulfil orders was the reason revenue dropped so dramatically in Q3 of 2004.  As new units from the manufacturing process became available for sale in Q4 of 2004, revenue increased and sales were sufficient to warrant a second order of 20 new units in July 2005.  Management believes recommencement of manufacturing is one of the most significant developments of recent years as it is tangible evidence of improved circumstances and portends future revenue growth.

However, as evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2004 was approximately equal to the combined revenues for 2003 and 2002 and revenue for the first nine months of 2005 was over 35% greater than revenue for 2004, revenue can only be described as modest at best.  In the circumstances, quarter by quarter comparisons are not particularly meaningful.  The Corporation believes annual revenue may increase significantly as a result of its initiatives in the United States, Europe and Asia, however, quarter by quarter comparisons will probably remain less than meaningful in the near term.

LIQUIDITY

The Corporation incurred a net loss of $921,490 during the nine months ended September 30, 2005.   The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $35,218,423 at September 30, 2005.  On December 31, 2004 the Corporation was faced with two obligations to its largest shareholder:  a promissory note in the amount of $881,632 due January 2, 2005 and a convertible promissory note in the amount of $347,028 (with an equity component of $135, 445) due August 15, 2005.  On March 22, 2005 the Corporation finalized a Forbearance Agreement which resulted in the early conversion of the convertible promissory note to equity and the restructuring of the promissory note to a convertible promissory note due January 2007.  Please refer to notes 5 and 6 to the financial statements and the following Capital Resources section for a more detailed description of the particulars.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

The Corporation believes marketing efforts in the United States, Asia and Europe are starting to gain traction.  The Corporation further believes it needs to achieve an annual run rate of 80 – 100 units in order to breakeven.  With the foregoing completed contracts and negotiations in mind, the Corporation believes it may achieve an equivalent monthly run rate in the relative near term.  It should be noted the Corporation has placed certain units with operators on a revenue sharing basis (as opposed to making a direct sale to a customer or distributor and charging its normal Technology Use Fee [royalty]).  Revenue sharing has the potential to significantly increase the amount of revenue the Corporation may earn from a particular unit.  However, it should be noted no sale would be recorded in such an eventuality as the unit would remain in inventory.  Therefore, the revenue sharing model would result in a decrease in revenue recorded in the short run which may be more than offset in the long run by enhanced revenues over time.

CAPITAL RESOURCES

Share Capital:  During period the Corporation issued 6,949,766 shares for $420,218 as the convertible promissory note was converted to equity; 380,000 shares for $72,205 for settlement of debt; 200,000 shares for $12,241 cash; and 100,000 shares for $6,127 on the exercise of options.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

	Number of Shares	Amount
Balance, beginning	60,240,257	$32,455,141
Common Shares Issued -
- For cash	200,000	12,241
- For settlement of debt	380,000	72,205
- Conversion of promissory note	6,949,766	420,218
- Exercise of warrants	-	-
- Exercise of options	100,000	6,127

Balance, ending	67,870,023	$32,965,932

During the nine month period, the Corporation received US$305,000 for the private placement of 2,440,000 units. Subsequent to September 30, 2005, the Corporation received US$25,000 for the private placement of 200,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.  In addition, subsequent to September 30, 2005 the Corporation received $90,000 for the early exercise of 600,000 warrants.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

Convertible Promissory Note:  As at December 31, 2004, the Corporation had one convertible promissory note outstanding.  The convertible promissory note was due to a lender who owns over 15% of the Corporation.  The total principal amount owing was US$279,300 of which US$125,500 was non-interest bearing and US$153,800 with interest at a fixed rate of 10% per annum.  The convertible promissory note was converted into shares and share purchase warrants of the Corporation on March 22, 2005 pursuant to a Forbearance Agreement.  The Corporation agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal.  As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,946,766 of warrants.  The 6,949,766 of warrants are exercisable for shares at US$0.05 and will expire on the later of January 9, 2007 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to below.

It should be noted no new advances were made under the subject convertible promissory note after September 2001.  When the convertible promissory note was negotiated with the lender the stock was trading in the US$0.05 per share range.  That is, the conversion price for the transaction was negotiated at par, not at a discount to market.

Promissory Note:  On July 25, 2005 the Corporation issued a secured promissory note in the amount of US$110,000.  The secured note bears interest of 24% and matures on January 27, 2006.  The note is secured by a registered charge on 20 TrichoGenesis units which are being manufactured.  Payments under the note may be accelerated on a pro-rata basis as the units are sold.  As additional consideration, the lender purchased 200,000 units for US$10,000.  Each unit consists of one share and one five year warrant with an exercise price of US$0.15.

Convertible Promissory Note:  The promissory note outstanding balance at December 31, 2004 was US$733,471.  The promissory note was restructured to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the Corporation at any time until maturity.  Subsequent to year-end and prior to the restructuring, the lender advanced the Corporation US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  The liability portion of this note is $824,905 and the equity component is $234,110.  The promissory note is secured by a security agreement under which the Corporation agreed to grant the lender security interest over all the Corporation’s property and assets, including all intellectual property.  Once again it should be noted the conversion price was set at the prevailing market price, not at a discount to market.

As additional consideration for the above debt restructuring, the Corporation agreed to issue 3,200,000 share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

The Corporation also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants                       Expiry Date                        Exercise Price       New Expiry Date*

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

TRANSACTIONS WITH RELATED PARTIES

Transactions During the Year -

Salaries and consulting fees accrued or paid

$222,528

Interest paid to director for overdue salary payable

8,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at Quarter End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

19,107

PROPOSED TRANSACTIONS

Current Technology has retained Anchorage Capital Partners Limited of London, England ("ACP"/ http://www.anchorage-capital.com ) as Corporate Finance and Investment Advisor.

To enhance shareholder value, the Corporation intends to take the following steps:
1.

form a wholly owned subsidiary based in the United Kingdom (the "Subsidiary");
2.

the Corporation to grant the Subsidiary the exclusive right to manufacture, market and sell its proprietary TrichoGenesis technology in Europe and the Middle East;

3.

ACP to raise up to US$5 million of private equity from institutional investors and/or high net worth individuals located outside the United States on a best efforts basis (the “Financing”);
4.

post-Financing, Current Technology to maintain a majority ownership position in the Subsidiary; and

5.

subject to market conditions and corporate performance, the Subsidiary to seek a listing on the London Stock Exchange's AIM market.  ("The most successful growth market in the world", according to AIM literature).

Proceeds of the Financing will be used to:

A.

create a lean headquarters operation in the United Kingdom;

B.

implement an aggressive marketing and sales strategy throughout Europe and the Middle East;
C.

manufacture Subsidiary-owned TrichoGenesis units for placement on a revenue sharing basis in strategic high volume locations throughout the region; and

D.

seek United States Food and Drug Administration ("FDA") approval for the use of ElectroTrichoGenesis as a medical device for the treatment of chemotherapy induced hair loss and/or alopecia areata. The Company can not predict either if or when such approval may be obtained. However, if FDA approval is obtained, it is the intention of the parties that the Company and its Subsidiary will market ElectroTrichoGenesis in the United States on a 50/50 joint venture basis.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

The Corporation has paid ACP a retainer of 300,000 shares.  The dollar amount of the retainer will be applied against total fees paid.

CRITICAL ACCOUNTING ESTIMATES

Not applicable.

CHANGES IN ACCOUNTING POLICIES

Stock Based Compensation:

(i)

Employee Stock Options –

Effective January 1, 2002, the Corporation began to account for all its employee stock options with the fair value method “FAS 123”.  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employee Stock Options –

The Corporation accounts for its non-employees stock options with the fair value method “FAS 123”.  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires t  hat the option be valued using the Black-Scholes Options Pricing Model.

The net result of this change is an expense of $61,178 in 2002, $38,200 in 2003 and $120,300 in 2004.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

On December 31, 2004 the Corporation had a convertible promissory note and promissory note (see note 5 to the financial statements) both denominated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from December 31, 2002 (.6339) to September 30, 2005 (.8600).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003 of $217,023, in a modest foreign exchange gain of $81,930 in 2004 and a gain of $165,415 to September 30, 2005.  The actual foreign exchange gain or loss will not be recorded until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as C$15,776 on December 31, 2002 and only C$12,965 on December 31, 2003 and C$12,020 on December 31, 2004.  On September 30, 2005 the value was C$11,627.

OTHER MD&A REQUIREMENTS

Share Capital:  There were 67,870,023 common shares and no preference shares outstanding on September 30, 2005.

Warrants:  The following warrants were outstanding on September 30, 2005.

Number

Exercise

Expiry Date

of Shares

Price

)))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

January 31, 2006

564,600

US

$0.05

April 30, 2006

200,000

US

$0.30

June 26, 2006

450,000

US

$0.20

3

June 30, 2006

400,000

US

$0.075

June 30, 2006

2,500,000

US

$0.05

3

October 11, 2006

80,000

US

$0.50

January 9,

 2007

2,000,000

US

$0.25

  3,4

January 9, 2007

2,980,000

US

$0.10  1,3,4

January 9, 2007

179,167

US

$0.15

3,4

January 9, 2007

1,600,000

US

$0.50

3,4

January 9, 2007

6,949,766

US

$0.05

     3,4

May 15, 2007

1,227,129

US

$0.55

June 15, 2009

1,000,000

US

$0.15

3

June 15, 2009

1,637,696

US

$0.20

July

 15, 2009

800,000

US

$0.20

  5

December

29,

2009

1,200,000

US

$0.25

January 2, 2010

3,200,000

US

$0.25

2,3

July 25, 2005

200,000

US

$0.15

3

1

US$0.05 up to and including February 7, 2006

2

The expiry date is the later of January 2, 2010 and the date that is one year and five business days after the debt (see note 6 to the financial statements) is paid in full.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

3

These warrants have a cashless exercise provision

4

The expiry date is the later of January 9, 2007 and the date that is one year and five business days after the debt (see note 6 to the financial statements) is paid in full.

5

On October 12, 2005, 600,000 warrants were exercised well in advance of the July 2009 expiry date at US$0.15 per share.

Stock Options: From time to time the Corporation grants incentive stock options to directors, officers, employees and promoters of the Corporation.  In addition, on September 2, 2004 the Corporation adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Corporation reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Corporation filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.

The following stock options were outstanding September 30, 2005:

Number

Expiry Date

of Shares

Option Price

February 7, 2006

3,070,000

US   $0.05

December 20, 2006

200,000

US   $0.05

September 6, 2007

275,000

US $0.125

October 10, 2007

200,000

US   $0.20

December 19, 2007

225,000

US   $0.26

April 8, 2008

250,000

US   $0.26

September 30, 2009

200,000

US   $0.30*

October 17, 2009

850,000

US   $0.25

December 22, 2009

175,000

US   $0.25

December 23, 2009

100,000

US   $0.25*

May 17, 2010

175,000

US   $0.23

July

 15, 2010

150,000

US   $0.26

* 2004 Stock Option and Stock Bonus Plan

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2005 (continued)

Board of Directors:  On July 8, 2005, Eldon Heppner resigned from the Board of Directors and the Audit Committee.  In a July 18 press release CEO Robert Kramer stated, “Eldon has been a long-term shareholder of Current Technology.  He is both a friend and a business associate and I wish to thank him for his support of and contribution to the Company”.

Date:  November 18, 2005.